File No. 33-

As filed with the Securities and Exchange Commission on June 27,1996
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           CITIZENS UTILITIES COMPANY
               (Exact name of registrant as specified in charter)
DELAWARE                                                           06-0619596
(State or other jurisdiction of
incorporation or organization)          (I.R.S. employer identification number)

         High Ridge Park, Bldg. No. 3, Stamford, Connecticut 06905
                              (203) 329-8800
   (Address,including,zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Robert J. DeSantis
                          Vice President and Treasurer
                           Citizens Utilities Company
                          High Ridge Park, Bldg. No. 3
                                  P.O. Box 3801
                           Stamford, Connecticut 06905
                             Tel. No. (203) 329-8800
        (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
Jonathan H. Churchill, Esq.                       Vincent Pagano, Esq.
Winthrop, Stimson, Putnam & Roberts               Simpson Thacher & Bartlett
One Battery Park Plaza                            425 Lexington Avenue
New York, New York 10004-1490                     New York, New York 10017-3909
Tel. No. (212) 858-1109                           Tel. No. (212) 455-2000

                    --------------------------------------------

         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. __
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. X
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. __
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. __
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. __
                   --------------------------------------------

                         CALCULATION OF REGISTRATION FEE
                         -------------------------------
Title of Securities                    Debt and Equity*
to be Registered
- --------------------------
Amount to be                              $904,125,000
Registered
- --------------------------
Proposed Maximum
Aggregate Price Per  Unit                         100%**
- --------------------------
Proposed Maximum
Aggregate Offering Price                  $904,125,000**
- --------------------------
Amount of Registration Fee                    $311,767
- --------------------------


* Includes shares of Common Stock Series B issuable upon conversion of Common Stock Series A.
**       Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.
          Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus herein also relates to the remaining $95,875,000 of securities of registrant covered by Registration Statement No. 33-51529. The enclosed Prospectus constitutes Post-effective Amendment No. 1 to said Registration Statement No. 33-51529 to cover up to $95,875,000 of debt and equity securities of registrant, which registrant hereby requests be declared effective at the same time as this registration statement.
          An indeterminate principal amount of Debt Securities and an indeterminate number of shares of Preferred Stock and Common Stock are being registered. If any Debt Securities are issued at an original issue discount, then the maximum nominal offering price shall be in such greater amount so that the actual aggregate initial offering price of all securities will not exceed $1,000,000,000 (including the securities registered pursuant to the Registration Statement No. 33-51529).

- ---------------------
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                              SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JUNE 27, 1996
PROSPECTUS






                                $1,000,000,000

                                   SECURITIES
                     -----------------------------------

         Citizens Utilities Company (the "Company" or "Citizens") may offer, from time to time, debt securities consisting of unsecured debentures, in one or more series (the "Debt Securities"); preferred stock, in one or more series (the "Preferred Stock"); and its Common Stock, Series A and/or Series B (the "Common Stock" and, together with the Debt Securities and Preferred Stock, the "Securities") in amounts, at prices and on terms to be determined at the time of sale. The aggregate initial public offering price of the Securities will not exceed $1,000,000,000.

         For each offering of Securities for which this Prospectus is being delivered there will be an accompanying Prospectus Supplement (the "Prospectus Supplement") that will set forth: (i) with respect to Debt Securities, the designation, principal amount, interest rate, interest payment dates, maturity (not less than nine months nor more than fifty years), public offering price, any redemption or sinking fund provisions, and any other specific terms; (ii) with respect to Preferred Stock, the specific number of shares, liquidation value, dividend rate (or method of calculation thereof), public offering price, any redemption and sinking fund terms and other specific terms; and (iii) with respect to Common Stock, the specific number of shares, the designation, the public offering price and other specific terms. The outstanding shares of Common Stock are, and the new Common Stock will be, listed on the New York Stock Exchange.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                  COMMISSION OR ANY STATE SECURITIES COMMISSION
                     PASSED UPON THE ACCURACY OR ADEQUACY OF
                     THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.


         The Company may offer the Securities to or through one or more underwriters and/or dealers, directly to one or more institutional or other purchasers, to existing holders of securities, or through agents. See "Plan of Distribution." The Prospectus Supplement will set forth the names of the underwriters, dealers or agents, if any, any applicable commissions or discounts and the gross and net proceeds to the Company from the sale of Securities.

           The date of this Prospectus is _____________________, 1996

       No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus or any Prospectus Supplement in connection with an offer made by this Prospectus or any Prospectus Supplement and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any other person, underwriter, dealer or agent. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof or thereof or that the information contained herein is current as of any time subsequent to the date hereof. This Prospectus or any Prospectus Supplement do not constitute an offer or solicitation by anyone in any State in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                          TABLE OF CONTENTS


AVAILABLE INFORMATION.............................  2


INCORPORATION OF CERTAIN
  DOCUMENTS BY REFERENCE........................... 3
CITIZENS UTILITIES COMPANY........................  3
FINANCIAL INFORMATION.............................  4
APPLICATION OF PROCEEDS...........................  6
CAPITAL REQUIREMENTS AND
  FINANCING.......................................  6
DESCRIPTION OF THE DEBT
  SECURITIES......................................  6
DESCRIPTION OF THE PREFERRED
  STOCK........................................... 12



DESCRIPTION OF THE COMMON STOCK
  SERIES A AND SERIES B..........................  13
DIVIDENDS ON COMMON STOCK
  SERIES A AND SERIES B..........................  13
STOCK DIVIDEND SALE PLAN AND
  CONVERSION OF COMMON STOCK
  SERIES A INTO SERIES B........................   14
COMMON STOCK PRICE RANGE........................   15
COMMON STOCK TRANSFER AGENT......................  15
PRO FORMA STATEMENTS OF INCOME...................  16
LEGAL OPINIONS...................................  19
EXPERTS..........................................  19
PLAN OF DISTRIBUTION.............................  19

                          AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 ("1934 Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D. C. 20549, at prescribed rates. The SEC also maintains a web site (htp://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company. Certain securities of the Company are listed on the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and reports, proxy material and other information concerning the Company may be inspected at the office of that Exchange.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCEN OF CERTAIN DOCUMENTS BY
                               REFERENCE

     The following documents filed by the Company with the SEC pursuant to the 1934 Act are incorporated into this Prospectus by reference:

     The Company's Annual Report on Form 10-K for the year ended December 31, 1995.

     The Company=s Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

     The Company's Current Reports on Form 8-K filed on March 29, and May 28, 1996.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     The Company hereby undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents not specifically incorporated by reference herein. Requests for such copies should be directed to Office of the Secretary, Citizens Utilities Company, High Ridge Park, Bldg. No. 3, Stamford, Connecticut 06905 (telephone 203-329-8800).

                           CITIZENS UTILITIES COMPANY

     Citizens Utilities Company is a diversified operating company which provides, either directly or through subsidiaries, telecommunications, natural gas transmission and distribution, electric distribution, water or wastewater services to customers in areas of twenty states. Divisions of Citizens provide electric distribution and natural gas transmission and distribution services, purchasing most of the electric power needed and all gas supplies.
Telecommunications, water and wastewater services are provided either by divisions of Citizens or by its subsidiaries. Citizens holds a significant investment interest in Centennial Cellular Corp., a cellular telephone company, and owns Electric Lightwave, Inc., an alternative telecommunications service provider operating in five western states. Beginning with 1945, the Company has increased its revenues, net income and earnings per share (as adjusted for subsequent stock dividends and stock splits) every year without interruption.

The Company, with administrative offices at High Ridge Park, Bldg. No. 3, Stamford, Connecticut 06905 (telephone 203-329-8800), was incorporated in Delaware in 1935 to acquire the assets and business of a predecessor corporation. Since then, the Company has grown as a result of investment in its own operations and the acquisition of numerous additional operations.

As a result of its diversification, the Company is not dependent upon any single geographic area or any one type of service for its revenues. No single state regulatory body regulates a utility service of the Company accounting for more than 10% of the Company's revenues for the twelve months ended March 31, 1996, pro forma for the acquisitions of the ALLTEL Telecommunications Properties. The Federal Communications Commission will regulate interstate access services of the Company under price cap regulation which allows the Company considerable flexibility in its pricing. The Company is not aware of any other utility company as fully diversified in both geographic areas served and variety of services provided. The Company's operations are conducted principally in small and medium-sized communities. No material part of the Company's business is dependent upon a single customer or a small group of customers. The loss of any single customer or a small group of customers would not have a materially adverse effect upon the Company. The Company's consumer connections have increased from 26,150 in 1945, to 225,389 in 1965, to 610,585 in 1985, and to
over 1,600,000 as of March 31, 1996.

     The Company continually considers and is carrying out expansion through acquisitions and joint ventures in the rapidly evolving telecommunications and cable television industries and in traditional public utility and related businesses.

                          FINANCIAL INFORMATION

     On November 29, 1994, Citizens and ALLTEL Corporation ("ALLTEL") announced the signing of definitive agreements pursuant to which Citizens agreed to acquire from ALLTEL at a net purchase price of $282 million, approximately 110,000 local telephone access lines and 7,000 cable television subscribers in eight states ("ALLTEL Telecommunications Properties"). In 1995, approximately 93,000 local telephone access lines and approximately 7,000 cable television subscribers were transferred to the Company. On March 31, 1996, the remaining local telephone access lines were transferred to the Company.

     The following financial information, including pro forma financial information reflecting the acquisitions of the ALLTEL Telecommunications Properties (assuming the acquisitions of such Properties were effective on April 1, 1995), is qualified in its entirety by, and should be read in conjunction with, the information appearing elsewhere herein and the documents and financial statements incorporated by reference herein.

                                             Revenues
                                 Twelve Months Ended March 31, 1996
                               -------------------------------------------
                                        (In thousands)

Business Sector             Pro Forma                        Actual
- ----------------------    ------------             ----------------------------

Telecommunications        $724,593    60%           $658,051             58%

Natural Gas                212,598    18%            212,598             19%

Electric                   178,581    15%            178,581             16%

Water/Wastewater            81,906     7%             81,906              7%
                        ---------- ----          -----------          ------
      Total             $1,197,678   100%         $1,131,136            100%
                        ===============          ===========          =======

              Consolidated Summary Financial Information
       (In millions, except percentages, ratios and per-share amounts)

                         Twelve Months Ended
                           March 31, 1996         Year Ended December 31,
                       ------------------------   -----------------------
                    Pro Forma(1)    Actual    1995   1994   1993  1992   1991
                   -------------     ------    ----   ----   ----  ----  ----
INCOME STATEMENT DATA

Revenues                 $1,198     $1,131  $1,069   $906   $613  $577   $545

Net Income                 $176      $164     $160   $144   $126  $115   $112

Earnings Per Share of
Common Stock Series A
and Series B(2)            $.79      $.74     $.72   $.71   $.63  $.58   $.57

Ratio of Earnings to
Fixed Charges(3)            4.0       3.5      3.4    3.7    5.3   4.8    5.3

Ratio of Earnings to
Combined Fixed Charges
and Dividends on
Convertible Preferred
Securities(4)               3.7       3.5      3.4    3.7    5.3   4.8    5.3



                            As at                     As at December 31,
                                           ------------------------------------
                        March 31, 1996     1995     1994    1993   1992   1991
                        --------------     ----     ----    ----   ----   ----

CAPITALIZATION DATA
- -------------------
Long-Term Debt                  $1,194   $1,187     $994    $548   $523   $484

Equity(5)                       $1,785   $1,560   $1,157    $974   $837   $720

Long-Term Debt to Long-Term
Debt and Equity                     40%     43%      46%     36%    38%    40%

Shareholders Equity Per Share
of Common Stock Series A and
Series B(2)                      $7.08    $7.01    $5.69   $4.86  $4.20  $3.66


(1) Combined Citizens financial results with the financial results of the ALLTEL Telecommunications Properties assuming the acquisitions and related permanent financings were effective on April 1, 1995. These amounts should be read in conjunction with the Pro Forma Statements of Income beginning on page 16 of this Prospectus. The Pro Forma Income Statement Data is not necessarily indicative of what the actual financial results would have been for the period had the transactions occurred on the date indicated and does not purport to indicate the financial results of future periods.

(2) Common Stock Series A and Series B per share amounts have been adjusted retroactively for subsequent stock dividends and stock splits through March 31, 1996. No adjustment has been made for Citizens= 1.6% 1996 second quarter stock dividend, as this adjustment is immaterial.

(3) A Earnings@ consist of income before income taxes plus fixed charges.A Fixed Charges@ consist of interest charges and an amount representing the interestfactor included in rentals.

(4) On January 22, 1996, a subsidiary of the Company issued $201 million of Company Obligated Mandatorily Redeemable Convertible Preferred Securities (the AConvertible Preferred Securities@) to permanently fund a portion of the purchase price of the ALLTEL Telecommunications Properties. It is intended that the dividends on the Convertible Preferred Securities will be paid in the form of the Company=s Common Stock Series A as opposed to cash. Accordingly, the difference between the Ratio of Earnings to Fixed Charges and the Ratio of Earnings to Combined Fixed Charges and Dividends on Convertible Preferred Securities is attributable to the non-cash dividend.

(5) Includes Shareholders= Equity and Convertible Preferred Securities.





                              APPLICATION OF PROCEEDS

              The proceeds to be received are expected to be used to reimburse the Company's treasury for expenditures for the construction, extension, completion and improvement of utility facilities, to acquire additional public utility and related property and property in the rapidly evolving telecommunications and cable television industries, to improve service, to provide funds for the repayment of outstanding debt on such date or dates as the Company may determine and for other corporate purposes.

                          CAPITAL REQUIREMENTS AND FINANCING

              The Company carries out a continuous construction program to maintain reliable and safe service and to meet future customer service requirements. The Company estimates that expenditures for construction, extension and improvement of service will require approximately $340 million in 1996. The Company's construction program is under continuous review and may be revised depending on business and economic conditions, regulatory action, governmental mandates, customer demand and other factors. Capital requirements will be financed from internally generated funds, the sale of Securities covered by this Prospectus, other offered securities, the issuance of taxable and tax-exempt long-term debt, short-term borrowings, customer advances, and contributions in aid of construction.

              The Company maintains $600 million of committed bank lines of credit for general corporate purposes under which there were no amounts outstanding as of June 26, 1996.

                       DESCRIPTION OF THE DEBT SECURITIES

     General

              Debt Securities may consist of any one or more of the following types of securities: unsecured debentures, debentures convertible into equity, medium term notes, and other unsecured notes, with a maturity of not less than nine months nor more than fifty years from the date of issuance.

              For each offering of Debt Securities there will be an accompanying Prospectus Supplement that will set forth the aggregate principal amount or amounts, public offering price or prices, maturity or maturities, rate or rates and times of payment of interest, any sinking fund provisions, any redemption terms and any other special terms of such Debt Securities. If the Debt Securities are to be convertible to shares of equity securities, the accompanying Prospectus Supplement will set forth the terms of conversion. The following statements, which are qualified in their entirety by reference to the Indenture described below, are brief summaries of the provisions of the Indenture.

         Debentures and other unsecured Debt Securities will be issued under the Company's Indenture dated as of August 15, 1991, as supplemented for the issuances of debentures and as may be further supplemented by one or more supplemental indentures creating the respective series of debentures and other unsecured Debt Securities. Chemical Bank, New York, is the trustee (the "Trustee") under the Indenture. Copies of the Indenture and any supplemental indentures (collectively hereinafter called the "Indenture") are or will be filed as exhibits to the Registration Statement. The Indenture provides generally for the issuance of Debt Securities in series. Securities issued under the Indenture are herein called the "Indenture Securities".

         Debt Securities will not be secured. Debt Securities will rank equally, unless otherwise specified in the Prospectus Supplements, with any other indebtedness which may be issued under the Indenture and other unsecured obligations of the Company except as noted. As of March 31, 1996, there was outstanding $1,118,704,000 principal amount of unsecured long-term indebtedness of the Company, including obligations under loan agreements relating to industrial development revenue bonds issued on behalf of the Company to finance the construction of specified property, all of which ranks equally in right of payment with the Indenture Securities, except for approximately $1,584,000 principal amount of such unsecured indebtedness which is subordinate to all other unsecured indebtedness. On June 11, 1996, the Company issued $100,000,000 of additional Debt Securities which are outstanding under the Indenture. In the future, the Company may incur additional unsecured indebtedness, including obligations under industrial development revenue bond loan agreements, and secured indebtedness under mortgages or other security arrangements.

         Assets of subsidiaries of the Company in the states of Arizona and West Virginia are subject to liens of mortgages securing $57,889,000 and $17,075,000, respectively, of principal amount of indebtedness from federal agencies as of March 31, 1996.

         Unless otherwise stated in the accompanying Prospectus Supplement, it is intended that Debt Securities will be held by the owners as book-entry securities. See below under "- Book-Entry Debt Securities." Issuance of Additional Debt Securities

         Additional Debt Securities may be issued under the Indenture. The Indenture does not contain any limitation on the issuance by the Company of other debt securities, either secured or unsecured.

Merger, Consolidation, Transfer of Assets

         In the event of a merger, consolidation or transfer of assets of the Company with or to another corporation or entity, in which the Company is not the surviving corporation, the surviving entity shall assume the obligations of the Company for Indenture Securities under the Indenture by execution of a supplemental indenture, and such merger, consolidation or transfer of assets is conditioned upon the surviving entity having a consolidated net worth immediately subsequent to such event at least equal to that of the Company immediately prior to such event.

Modification of Indenture; Defeasance


         The Indenture provides that, with the consent of the holders of not less than 66 2/3% in principal amount of all series of Indenture Securities affected thereby which are at the time outstanding, the Company and the Trustee may enter into supplemental indentures for the purpose of amending or modifying, in any manner, provisions of the Indenture; provided, however, that no such supplemental indenture, without the consent of the holder of each outstanding Indenture Security affected thereby, shall, among other things, (i) change the maturity of the principal of, or any installment of interest on, any Indenture Security, or reduce the principal amount thereof or the interest thereon or any premium payable upon the redemption thereof, or (ii) reduce the amount of the principal of an original issue discount security that would be payable upon acceleration, or (iii) impair the right to institute suit for the enforcement of any such payment on or after the maturity or redemption date, or (iv) reduce the aforesaid percentage of the Indenture Securities, the consent of the holders of which is required for the execution of any such supplemental indenture or the waiver of compliance with certain covenants (Indenture Section 902).

         The Indenture provides for the defeasance of the Indenture with regard to one or more series of Indenture Securities, or the defeasance of specified covenants of the Indenture applicable to one or more series, upon the deposit in trust of cash or U.S. government securities in an amount sufficient to pay principal, premium, if any, and interest on such series of Indenture Securities and upon satisfaction by the Company of other conditions (Indenture Sections 1302, 1303 and 1304).

         A condition to defeasance with respect to the entire amount of any series of Indenture Securities is an opinion of counsel to the effect that the holders of such series will not realize income for federal income tax purposes as a result of such defeasance.

Events of Default

         The Indenture defines an Event of Default with respect to any series of Indenture Securities as being: a default for 60 days in the payment of any interest upon any Indenture Security of such series; a default in the payment of any principal of or premium on any Indenture Security of such series when due; a default in the deposit of any sinking fund payment with respect to such series; a default in the performance of any other covenant in the Indenture applicable to such series which goes unremedied for 90 days after notice of default given by the Trustee or the holders of not less than a majority of principal amount of such series; and includes certain events of bankruptcy, insolvency or reorganization. The Company may add, delete or modify any Event of Default or other similar event with respect to one or more series of Indenture Securities at the time of establishing such series (Indenture Section 501). The Company is required to file with the Trustee all reports required by the Trust Indenture Act of 1939, which includes an annual officer's certificate as to compliance with all conditions and covenants under the Indenture (Indenture Sections 704 and 1006).

         The Indenture provides that, if an Event of Default with respect to a series of Indenture Securities occurs and is continuing, the Trustee or the holders of not less than a majority of principal amount of the outstanding Indenture Securities of such series may declare the principal of the Indenture Securities of such series to be due and payable immediately. The holders of a majority of principal amount of the outstanding Indenture Securities of such series may rescind any such declaration if such Event of Default has been cured or waived and all amounts then due on the Indenture Securities of such series have been paid (Indenture Section 502).

         The Indenture further provides that, if an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce the rights of the Trustee and the rights of the holders of Indenture Securities by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights (Indenture Section 503).

         The Indenture provides that the Trustee shall give to the holders of the Indenture Securities of any series notice of any default relating to such series under the Indenture within 90 days of its occurrence, except that in the case of a default by the Company in the performance of any covenant in the Indenture other than those with respect to the payment of principal, premium or interest or deposit of sinking fund payment, no such notice shall be given until at least 30 days after the occurrence thereof, provided that the Trustee may withhold notice to holders of the Indenture Securities of any series of any default (except in payment of the principal of, or premium, if any, or interest on, any Indenture Security or in the making of any sinking fund or similar payment) if it considers it in the interest of the holders of Indenture Securities to do so (Indenture Section 602; and Trust Indenture Act of 1939,
Section 315(b)).

         The Indenture provides that the holders of a majority of principal amount of the outstanding Indenture Securities of a series have the right, subject to certain conditions, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee and the right to waive past defaults, other than defaults in, or relating to, the payment of principal, premium or interest (Indenture Sections 512 and 513). The Trustee will not be required to comply with any request or direction of the holders of Indenture Securities pursuant to the Indenture unless offered indemnity against costs, expenses and liabilities which might be incurred by the Trustee as a result of such compliance (Indenture Section 603(d)).

         Holders of Indenture Securities of a series have no right to enforce any remedy under the Indenture unless the Trustee has failed to institute proceedings in respect of an Event of Default relating to such series within 90 days after notice thereof and has received a written request by the holders of not less than a majority of principal amount of the outstanding Indenture Securities of such series with an offer of reasonable indemnity against costs, expenses and liabilities that may be incurred in complying with such request (Indenture Section 507).

Concerning the Trustee

         Chemical Bank, the Trustee under the Indenture, has periodically engaged in transactions with, or performed services for, the Company in the ordinary  course  of  business.  Chemical  Bank is also  the  trustee  under  an
indenture   dated  January  15,  1996,  as   supplemented,   pursuant  to  which
$211,756,050 of principal amount of debentures issued to a wholly owned subsidiary of the Company are outstanding. Chemical Bank is also the agent and a participant lender under the Company's committed bank lines of credit arrangements.

Book-Entry Debt Securities

         Unless otherwise stated in the accompanying Prospectus Supplement, it is intended that the Debt Securities will be held by the owners as book-entry securities and will be issued in the form of one or more fully registered global securities. The global securities will be deposited with, or on behalf of, and will be registered in the name of, The Depository Trust Company, New York, New York, (the "Depositary") or its nominee (Indenture Section 311). Except as set forth below, the global securities may be transferred only to a nominee of the Depositary or to a name designated by an authorized representative of the Depositary or its nominee.

         The Depositary has advised as follows: it is a limited-purpose trust company organized under the banking laws of the State of New York and a "banking organization" within the meaning of that law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the 1934 Act. The Depositary holds securities deposited by its participating organizations ("participants") and facilitates settlement of securities transactions in such securities between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants"). Persons who are not participants may beneficially own securities held by the Depositary only through participants or indirect participants.

         The Depositary has advised that pursuant to its procedures: (i) upon issuance of the Indenture Securities by the Company, the Depositary will credit the accounts of participants and indirect participants designated by any underwriters, dealers or agents with the principal amount of the Debt Securities purchased and (ii) ownership of beneficial interests in the global debt securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary, the participants and the indirect participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the global debentures is limited to such extent.

         So long as the Depositary or a nominee of the Depositary is the registered owner of the global debt securities, such Depositary or nominee for all purposes will be considered the sole owner or holder of the Debt Securities under the applicable indenture. Except as provided below, owners of beneficial interest in the global debt securities will not be entitled to have Debt Securities registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities, and will not be considered the owners or holders thereof under the applicable indenture.

         Neither the Company nor the Trustee will have any responsibility or obligation for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global debt securities or for maintaining any records relating to such beneficial ownership interests.

         Principal and interest payments on Debt Securities registered in the name of the Depositary (or its successor or nominee) will be made by the paying agent for the related series under the applicable indenture to the Depositary (or its successor or nominee) as the registered owner of the global debt securities. Under the terms of the Indenture and, unless otherwise stated in the Prospectus Supplement, under the terms of any other applicable indenture the Company and the Trustee will treat the persons in whose names the Debt Securities are registered as the owners of such Debt Securities for the purpose of payment of principal and interest on such Debt Securities, giving any notice permitted or required to be given to holders of Debt Securities, registering the transfer of the global debt securities, and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the Debt Securities, or the giving of any such notice, to owners of beneficial interests in the global debt securities, as the case may be, or, in the event of any sinking fund payment or redemption, the selection of the owners of beneficial interests to receive payment. The Depositary has advised that its present practice is, upon receipt of any payment of principal or interest, to credit immediately the accounts of the participants and indirect participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the global debt securities as shown on the records of the Depositary. Payments by participants and indirect participants to owners of beneficial interests in the global debt securities will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of the participants or indirect participants.

         Global debt securities are exchangeable for definitive Debt Securities in registered form only if (i) the Depositary notifies the Company that it will not continue its services as Depositary for the global debt securities, (ii) the Depositary ceases to be clearing agency registered under the 1934 Act, (iii) the Company in its sole discretion determines that all such global debt securities shall be exchangeable for definitive Debt Securities in registered form, or (iv) an Event of Default (as hereinabove described) with respect to the Debt Securities represented by such global debt securities has occurred and is continuing. Any global debt securities that are exchangeable pursuant to the preceding sentence shall be exchangeable for definitive Debt Securities in registered form in denominations of $1,000 and integral multiples thereof. Such definitive Debt Securities shall be registered in the names of the owners of the beneficial interests in such global debt securities as provided by the Depositary's participants (as identified by the Depositary holding such global debt securities).

         In the event that Debt Securities which are held as book-entry debt securities cease to be book-entry debt securities, such Debt Securities will be delivered as registered debt securities without coupons in denominations of $1,000 or any authorized multiple of $1,000. No service charge will be made for any exchange or registration of transfer of any Debt Securities, except that the Company may require payment sufficient to cover any tax or governmental charge in connection therewith (Indenture Sections 302 and 305).

                         DESCRIPTION OF THE PREFERRED STOCK

         The Company is authorized to issue up to 50,000,000 shares of Preferred Stock, par value $.01 per share. Under the Company's Restated Certificate of Incorporation, as amended, the Board of Directors is empowered to fix, by resolution, or resolutions, the designations, powers, preferences and relative, participating, optional, conversion and other rights and the qualifications, limitations and restrictions of such Preferred Stock, including dividend rates and payment dates, liquidation preferences, conversion prices, voting rights, redemption and sinking fund terms, and other specific terms. Preferred Stock may be issued in one or more classes and in one or more series. In the event that the Board of Directors shall create a class or series of Preferred Stock, the terms shall be as set forth in the resolution of the Board of Directors creating such stock. None of the Company's authorized Preferred Stock has been issued.

         The statements with respect to the Company's Preferred Stock contained in this Prospectus and in any Prospectus Supplement, are summaries of the Company's Restated Certificate of Incorporation and the aforesaid resolutions. Such statements are in all respects subject to and qualified in their entirety by reference to the Restated Certificate and the resolutions fixing the terms of the Preferred Stock.

Dividend Rights

         The holders of the Preferred Stock in respect of which an accompanying Prospectus Supplement is being delivered will be entitled to receive dividends when and as declared by the Board of Directors of Citizens, as specified in such accompanying Prospectus Supplement. The date that the initial dividend on such Preferred Stock is expected to be payable will be as set forth in such accompanying Prospectus Supplement. There are no limitations in any existing indentures or any other agreements on the payments of dividends on Preferred Stock.

Voting Rights

         Any rights of the holders of the shares of any series or class of Preferred Stock will be as set forth in an accompanying Prospectus Supplement.

Redemption and Liquidation Rights

         Redemption provisions and liquidation rights and preferences for the Preferred Stock in respect of which an accompanying Prospectus Supplement is being delivered will be set forth in such accompanying Prospectus Supplement.

Transfer Agent and Registrar

         The Transfer Agent and Registrar for the Preferred Stock will be as set forth in an accompanying Prospectus Supplement.

              DESCRIPTION OF THE COMMON STOCK SERIES A AND SERIES B

         Citizens' common stock consists of two series: Common Stock Series A and Common Stock Series B. Currently, the Company has authorized 250,000,000 shares of Common Stock Series A and 350,000,000 shares of Common Stock Series B. As of June 26, 1996, the Company had outstanding 152,561,900 shares of Common Stock Series A and 78,388,600 shares of Common Stock Series B. As of June 26, 1996, there were 26,665 record holders of Common Stock Series A and 22,153 record holders of Common Stock Series B. The holders of Common Stock Series A and Common Stock Series B are entitled to one vote for each share on all matters voted on by shareholders. Pursuant to Citizens' Restated Certificate of Incorporation, the holders of Common Stock Series A and the holders of Common Stock Series B vote together as a single class on all matters to be voted on by shareholders, unless otherwise expressly required by applicable law. Common Stock Series A is convertible, on a share-for-share tax-free basis and at no cost to shareholders, into Common Stock Series B at all times. Common Stock Series B is not convertible into Common Stock Series A. The Board of Directors of Citizens may, in its sole discretion and at any time, require all of the holders of Common Stock Series A to exchange all of their shares of Common Stock Series A for shares of Common Stock Series B on a share-for-share basis. The holders of Common Stock Series A and Common Stock Series B participate ratably in liquidation. The holders of Common Stock Series A and Common Stock Series B have no preemptive rights.

                   DIVIDENDS ON COMMON STOCK SERIES A AND SERIES B

         The holders of Common Stock Series A and Common Stock Series B are entitled to receive dividends when and as declared by the Board of Directors of Citizens out of funds legally available therefor. Dividends have been paid to holders of common stock every year without interruption beginning in 1939 and, although there can be no assurances as to the amount of any future dividends, the Company has increased cash dividends and/or cash value equivalents every year without interruption beginning in 1946. Beginning in 1956, when the two-series common stock capitalization of Citizens was initiated, through 1989, only stock dividends were paid on Common Stock Series A and only cash dividends were paid on Common Stock Series B. Commencing in 1990, Citizens has declared and paid quarterly stock dividends at the same rate on shares of both Common Stock Series A and Common Stock Series B. The stock dividend rate is based on an underlying cash equivalent. The Company expects that under present United States federal tax law, stock dividends on Common Stock Series A and Common Stock Series B, if paid and received pro-rata and otherwise in the same manner as they have been since 1990, will be free of current federal income taxation on receipt. Such stock dividends are generally treated as capital transactions when and if sold. Gain or loss is based on the difference between sales price and adjusted basis per share.

         To the extent that stock dividends are declared on the Common Stock Series B, the same stock dividend must be declared on the Common Stock Series A. To the extent that cash dividends are paid out of funds that are legally available on the Common Stock Series B, stock dividends with an equivalent fair value must be paid during the same calendar year on the Common Stock Series A, unless cash dividends are declared on the Common Stock Series A at the same time and in an equal amount as on the Common Stock Series B.

                   STOCK DIVIDEND SALE PLAN AND CONVERSION OF
                COMMON STOCK SERIES A INTO SERIES B COMMON STOCK SERIES
                                A INTO SERIES B

         The Company has a Stock Dividend Sale Plan (the "Plan") which enables Common Stock Series B shareholders to elect to have their future stock dividends sold and the cash proceeds of the sale (minus a per share commission, currently 2 cents) distributed to them quarterly. If a Common Stock Series B shareholder's account is held by a broker or custodial institution participating in the Plan, the cash proceeds are sent to the broker or custodial institution. Generally, for United States federal income tax purposes, the differences between the proceeds from the sale of the stock dividends (the net cash received) and the adjusted basis of the shares sold are treated as a capital transaction. Holders of Common Stock Series A may at any time convert, at no cost, on a share-for-share and tax-free basis their Common Stock Series A shares into Common Stock Series B shares. A Registered Shareholder may give instructions to the Company's Common Stock Transfer Agent and street name holders may give instructions to their brokers to accomplish such conversion from Common Stock Series A into Common Stock Series B, and in conjunction with said conversion, or after such conversion, may enroll in the Plan.

         Common Stock Series B shareholders may enroll throughout the year in the Plan. After a Common Stock Series B shareholder=s account has been enrolled in the Plan, future stock dividends in that account will be sold quarterly, unless the Company's Common Stock Transfer Agent receives written notification from a Series B shareholder to withdraw that account from the Plan. Shareholders who withdraw an account from the Plan will then receive quarterly stock dividends and are not eligible to re-enroll that account in the Plan for 12 months.

                         COMMON STOCK PRICE RANGE

         Citizens trades on the New York Stock Exchange under the symbols CZNA and CZNB for Common Stock Series A and Common Stock Series B, respectively. The table below indicates the high and low prices per share for the periods shown. The high and low prices per share from January 3, 1994 through June 26, 1996 were taken from the daily quotations published in The Wall Street Journal during the periods indicated. Prices have been adjusted retroactively for subsequent stock dividends including the stock dividend payable to shareholders of record on June 3, 1996, rounded to the nearest 1/8th.



               1st Quarter        2nd Quarter   3rd Quarter    4th Quarter
               -----------        -----------   -----------    -----------
               High     Low       High   Low    High    Low    High    Low
               ----     ---       ----   ---    ----    ---    ----    ---

  1996

  Series A     $12 1/2  10 1/2

  Series B     $12 1/2  10 5/8

  1995

  Series A     $13 1/4  11 3/8    12     10      11 1/8  10 1/4   12 7/8  10 1/4

  Series B     $13 1/4  11 1/4    12     10      11 1/8  10 3/8   13      10 1/4

  1994

  Series A     $15 5/8  12 3/4    14 1/2 12 1/8  13 1/4  12       12 5/8  11 3/8

  Series B     $15 3/4  12 5/8    14 1/2 12 1/8  13 1/4  12       12 5/8  11 1/2



The reported high and low prices from April 1 through June 26,1996 were $12 1/8 and $10 5/8 per share of Common Stock Series A and $12 1/4 and $10 5/8 per share of Common Stock Series B, respectively. The reported last sale prices on the New York Stock Exchange on June 26, 1996 were $11 5/8 per share of Common Stock Series A and $11 5/8 per share of Common Stock Series B.

                       COMMON STOCK TRANSFER AGENT

         The transfer agent for the Company's Common Stock Series A and Common Stock Series B is Illinois Stock Transfer Company.

                         PRO FORMA STATEMENTS OF INCOME

      Citizens Utilities Company and ALLTEL Telecommunications Properties
                Pro Forma Condensed Combined Statement of Income
                  (In thousands, except for per-share amounts)

 The following Pro Forma Condensed Combined Statement of Income for the twelve months ended March 31, 1996 combines the historical statements of income of Citizens and the ALLTEL Telecommunications Properties giving effect to the acquisitions as if the acquisitions and the related permanent financings had been effective on April 1, 1995. The Pro Forma Condensed Combined Statement of Income should be read in conjunction with the historical financial statements and related notes thereto of Citizens. The Pro Forma Condensed Combined Statement of Income is not necessarily indicative of what the actual results of operations would have been for the period had the transactions occurred at the date indicated and do not purport to indicate the results of future operations.


                               Twelve Months Ended March 31, 1996
                               ----------------------------------
                                                              Pro Forma
                                                              ---------
                      Citizens      ALLTEL(*)(1)      Adjustments      Combined
                      --------      ------------      -----------      --------

Revenues            $1,131,136    $    66,542                         $1,197,678
Expenses:
  Operating Expenses   698,302         27,540                            725,842
  Depreciation and
   Amortization        166,571         13,836           $     400(2)     180,807
                     ---------      ---------           ---------      ---------
    Total Operating
         Expenses      864,873         41,376                 400     906,649


Income from Operations 266,263         25,166                (400)       291,029

Other Income, net       58,147            925              (3,900)(3)     55,172
Interest Expense        87,081          3,285              (8,400)(4)     81,966
                      --------       --------          -----------     ---------
Income before Income
   Taxes               237,329         22,806                4,100       264,235

Income Taxes            71,588          8,408                3,200(5)     83,196
                      --------       --------          -----------     ---------
Income before Dividends
  on Company Obligated
   Mandatorily Redeemable
   Convertible Preferred
    Securities          165,741         14,398                 900       181,039

Dividends on Company
  Obligated Mandatorily
   Redeemable Convertible
    Preferred Securities  1,253              -               4,047(6)      5,300
                       --------       --------         ------------     --------
Net Income            $ 164,488      $  14,398        $    (3,147)     $ 175,739
                      =========      =========        =============    =========
Earnings Per Share of
 Common Stock Series A
    and Series B(**)  $      .74                                       $     .79

Weighted Average
 Common Shares(**)       223,577                                         223,577

* Represents the financial results from April 1, 1995 to the dates of acquisition for the ALLTEL Telecommunications Properties, net of the financial results for a property transferred to ALLTEL as part of the transactions. Financial results for the ALLTEL Telecommunications Properties from their dates of acquisition through March 31, 1996, are included in Citizens= financial results for the twelve months ended March 31, 1996.

** No adjustment has been made for Citizens= 1.6% 1996 second quarter stock dividend, as this adjustment is immaterial.

      See Notes to Pro Forma Statements of Income on page 18.






                        PRO FORMA STATEMENTS OF INCOME
                                  (continued)
         Citizens Utilities Company and ALLTEL Telecommunications Properties
                 Pro Forma Condensed Combined Statement of Income
                   (In thousands, except for per-share amounts)

      The following Pro Forma Condensed Combined Statement of Income for the year ended December 31, 1995 combines the historical statements of income of Citizens and the ALLTEL Telecommunications Properties giving effect to the acquisitions as if the acquisitions and the related permanent financings had been effective on January 1, 1995. The Pro Forma Condensed Combined Statement of Income should be read in conjunction with the historical financial statements and related notes thereto of Citizens. The Pro Forma Condensed Combined Statement of Income is not necessarily indicative of what the actual results of operations would have been for the period had the transactions occurred at the date indicated and do not purport to indicate the results of future operations.


                                     Year Ended December 31, 1995
                                     ----------------------------
                                                                Pro Forma
                                                                ---------
                      Citizens       ALLTEL(*)(1)     Adjustments      Combined
                      --------       ------------     -----------      --------
Revenues            $1,069,032     $      90,039                      $1,159,071
Expenses:
 Operating Expenses    655,924            38,654                         694,578
 Depreciation and
   Amortization        158,935            18,680    $   500  (2)         178,115
     Total Operating ---------       -----------    ------------      ----------
       Expenses        814,859            57,334        500              872,693

Income from Operations 254,173            32,705       (500)             286,378

Other Income, net       59,955             1,087     (5,200) (3)          55,842
Interest Expense        87,775             4,467    (12,300) (4)          79,942
                     ---------       -----------    ------------       ---------
Income before Income
  Taxes                226,353            29,325      6,600              262,278

Income Taxes            66,817            10,851      4,600  (5)          82,268
                     ---------       -----------     -----------       ---------
Income before Dividends
 on Company Obligated
  Mandatorily Redeemable
   Convertible Preferred
    Securities         159,536            18,474      2,000              180,010
Dividends on Company
 Obligated Mandatorily
  Redeemable Convertible
   Preferred Securities      -                 -      5,300  (6)           5,300
                     ---------       -----------     -----------       ---------
Net Income            $159,536       $    18,474    $(3,300)            $174,710
                      ========       ===========     ===========        ========
 Common Stock Series A
    and Series B(**) $      .72                                        $  .78(7)

Common Shares(**)      222,373                                       224,867(7)

* Represents the financial results from January 1, 1995 to the dates of acquisition for all the ALLTEL Telecommunications Properties acquired from January 1, 1995 through December 31, 1995 and the financial results for the entire twelve month period for the ALLTEL Telecommunications Property acquired after December 31, 1995, net of the financial results for a property transferred to ALLTEL as part of the transactions. Financial results for the ALLTEL Telecommunications Properties acquired during 1995 are included in Citizens' financial results from their dates of acquisition.

**  No  adjustment  has been made for Citizens'  1.6% 1996 second  quarter stock

See Notes to Pro Forma Statements of Income on page 18.


                     PRO FORMA STATEMENTS OF INCOME  (continued)
      Citizens Utilities Company and ALLTEL Telecommunications Properties
          Notes to Pro Forma Condensed Combined Statements of Income



(1) On November 29, 1994, Citizens and ALLTEL Corporation ("ALLTEL") announced the signing of definitive agreements pursuant to which Citizens agreed to acquire from ALLTEL at a net purchase price of $282 million, approximately 110,000 local telephone access lines and 7,000 cable television subscribers in eight states ("ALLTEL Telecommunications Properties"). From June 30, 1995 to December 31, 1995, approximately 93,000 local telephone access lines and approximately 7,000 cable television subscribers were transferred to the Company. On March 31, 1996, the remaining local telephone access lines were transferred to the Company.

(2) Represents an adjustment to reflect the amortization associated with the $17 million of excess purchase price over net book value of assets acquired or to be acquired. Pursuant to Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation", the amortization of the remaining $55 million of excess of purchase price over net book value of assets acquired will be deferred. The Company intends to seek from the public utilities commissions maximum recovery of the excess of purchase price over net book value in future rate proceedings.

(3) Represents an adjustment to reflect the elimination from Other Income of tax-exempt investment income associated with the cash and investments used to partially fund the acquisitions of the ALLTEL Telecommunications Properties and other properties previously acquired.

(4) Represents an adjustment to reflect the inclusion in Interest Expense of the interest expense on debt securities issued or assumed to partially finance the acquisitions of the ALLTEL Telecommunications Properties and other properties previously acquired, net of the elimination of interest expense on borrowings used to temporarily finance the acquisitions and the elimination of interest expense on debt not assumed by the Company.

(5) Represents an adjustment to Income Taxes based on Income before Income Taxes using the applicable incremental income tax rate.

(6) Represents an adjustment to reflect the annual Dividends on Company Obligated Mandatorily Redeemable Convertible Preferred Securities, net of income taxes, issued in January 1996 to partially finance the acquisitions of the ALLTEL Telecommunications Properties and other properties previously acquired.

(7) The Pro Forma Earnings Per Share calculation and Pro Forma Weighted Average Common Shares are based on the weighted average number of common shares outstanding for the period including the number of additional shares issued to partially finance the acquisitions of the ALLTEL Telecommunications Properties and other properties previously acquired, assuming such additional shares were outstanding for the entire twelve month period. Fully diluted earnings per share are not presented because the difference is immaterial.

                                    LEGAL OPINIONS

 The validity of the Securities will be passed upon by Winthrop, Stimson, Putnam & Roberts, One Battery Park Plaza, New York, New York, counsel for the Company, and by Simpson Thacher & Bartlett (a partnership which includes professional corporations), 425 Lexington Avenue, New York, New York, counsel for the Underwriters. Legal matters relating to required authorization, if any, of the Securities by the public utilities commissions in the various states will be passed upon by local counsel to the Company in the states of Arizona, Colorado, Hawaii, Louisiana, and Vermont. Winthrop, Stimson, Putnam & Roberts and Simpson Thacher & Bartlett may rely upon such counsel as to certain matters governed by the laws of such states.

                                     EXPERTS

 The consolidated financial statements of the Company as of December 31, 1995, 1994 and 1993, and for each of the years then ended, incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K, have been so incorporated by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                               PLAN OF DISTRIBUTION

 The Company may sell the Securities (i) to or through one or more underwriters;
(ii) to or through dealers; (iii) directly to one or more institutional or other purchasers; (iv) to existing holders of securities; or (v) through agents.
Securities may be sold outside the United States. An accompanying Prospectus Supplement will set forth the terms of the offering of Securities, including the name or names of any underwriters, dealers, purchasers or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Securities may be listed. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Only firms named in the Prospectus Supplement are deemed to be underwriters, dealers or agents in connection with the Securities offered thereby.

 If underwriters are used in the sale, Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such Securities if any are purchased.

 Securities may be sold directly by the Company or through any firm designated by the Company from time to time, acting as principal or as agent. The Prospectus Supplement will set forth the name of any dealer or agent involved in the offer or sale of the Securities in respect of which the Prospectus

Supplement is delivered and the price payable to the Company by such dealer or any commissions payable by the Company to such agent. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

 Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments for such liabilities which underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with or perform services for the Company in the ordinary course of business.

 The anticipated date of delivery of Securities will be as set forth in the Prospectus Supplement relating to such offering.


- --------


                                PART II.

                INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

        Description                                                   Amount(1)

Securities and Exchange Commission filing fee.....................    $311,767
Printing and engraving..........................................       150,000
Rating Agency Fees..............................................       180,000
Legal Services.................................................         90,000
Accounting Services............................................         80,000
Blue Sky Fees...................................................        16,000
New York Stock Exchange listing fee ...........................         84,000
Miscellaneous...................................................        47,000
                                                                     ----------
     Total(1).....................................................    $958,767
                                                                     ==========
(1) All fees are estimated except for the Securities and Exchange Commission filing fee.

Item 15.  Indemnification of Directors and Officers.

        Citizens Utilities Company (the "Company"), being incorporated under the Delaware General Corporation Law, is empowered by Section 145 of such law to indemnify officers and directors against certain expenses, liabilities and payments, including liabilities arising under the Securities Act of 1933, (the AAct@), as therein provided. In addition, By-Laws 24 and 24A of the Company and a resolution adopted by the Board of Directors in connection with the issuance of the Securities provide for indemnification of specified persons, including officers and directors of the Company for liabilities, including those arising under said Act, as provided in said By-Laws and resolution. Generally, By-Laws 24 and 24A of the Company provide that, to the fullest extent permitted by applicable law, the Company shall indemnify and hold harmless, among others, any officer or director of the Company or any other entity for which he is acting at the request of the Company, from and against any loss, damage or claim incurred by such person by reason of any act or omission performed or omitted by such person in good faith on behalf of the Company and in a manner such person reasonably believed to be in the best interests of the Company. Such By-Laws, generally speaking, also provides that, to the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a person in defending against any such liability shall, be advanced by the Company subject to specified conditions. The Certificate of Incorporation further provides that no director shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, with stated exceptions.

        The Company also maintains insurance providing coverage for the Company and its subsidiaries against obligations incurred as a result of indemnification of officers and directors. The coverage also insures the officers and directors for a liability against which they may not be indemnified by the Company or its subsidiaries but excludes specified dishonest acts.


Item 16.  Exhibits.

        An Exhibit Index, containing a list of all exhibits to this registration statement, commences on page II-7.

Item 17.  Undertakings.

        The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Act;

                 (ii) to reflect in the  prospectus  any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                (iii) to include any  material  information  with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) That, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                               SIGNATURES

                Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford and State of Connecticut on the 27th day of June, 1996.

                                       CITIZENS UTILITIES COMPANY


                                       By  /s/Robert J. DeSantis
                                           ----------------------
                                           Robert J. DeSantis
                                           Vice President and Treasurer

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

       KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert J. DeSantis, as such person=s true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for such person and in such person=s name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and things requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Signature                          Title                                Date

 /s/Leonard Tow                Chairman of the Board,              June 27, 1996
- ---------------------------   Chief Executive, Officer,
 (Leonard Tow)                 Chief Financial Officer
                                     and Director


 /s/Robert J. DeSantis      Vice President and Treasurer           June 27, 1996
- ---------------------------
(Robert J. DeSantis)

 /s/Norman I. Botwinik                Director                     June 27, 1996
- ---------------------------
(Norman I. Botwinik)

 /s/James C. Goodale                  Director                     June 27, 1996
- ---------------------------
(James C. Goodale)

/s/Aaron I. Fleischman                Director                     June 27, 1996
- ---------------------------
(Aaron I. Fleischman)

/s/Stanley Harfenist                  Director                     June 27, 1996
- ---------------------------
(Stanley Harfenist)

/s/Andrew N. Heine                    Director                     June 27, 1996
- ---------------------------
(Andrew N. Heine)

/s/Elwood A. Rickless                 Director                     June 27, 1996
- ---------------------------
(Elwood A. Rickless)

                                      Director                     June 27, 1996
- ---------------------------
(John L. Schroeder)

/s/Robert D. Siff                     Director                     June 27, 1996
- ---------------------------
(Robert D. Siff)

/s/Robert A. Stanger                  Director
- ---------------------------
Robert A. Stanger)                                                 June 27, 1996

/s/Charles H. Symington, Jr.          Director                     June 27, 1996
- ---------------------------
(Charles H. Symington, Jr.)

/s/Edwin Tornberg                     Director                     June 27, 1996
- ---------------------------
(Edwin Tornberg)

/s/Claire Tow                         Director                     June 27, 1996
- ---------------------------
(Claire Tow)


                                EXHIBIT INDEX

       Exhibit
          No.        Description

        1.1          Form of Underwriting Agreement relating to the Debt
                     Securities.

        1.2          Form of Underwriting Agreement relating to the Common
                     Stock.

        3.200.1 Restated Certificate of Incorporation of Citizens Utilities Company.
        3.200.2 Bylaws, as amended, of Citizens Utilities Company, with all amendments to June 27, 1996.

        4.100.1* Indenture dated as of August 15, 1991, between Citizens Utilities Company and Chemical Bank, as trustee.

        4.100.10 Form of Supplemental Indenture dated as of ______________, 199_, between Citizens Utilities Company and Chemical Bank, as trustee.

        5.1          Opinion of Winthrop, Stimson, Putnam & Roberts.

        12.1 Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Dividends on Convertible Preferred Securities.

        23.1         Consent of KPMG Peat Marwick LLP.

        23.2 Consent of Winthrop, Stimson, Putnam & Roberts (to be contained in Exhibit No. 5.1).

        24           Powers of Attorney (Included on Page II-5).

        25.1         Form  T-1,   Statement  of  Eligibility   Under  the  Trust
                     Indenture Act of 1939, as amended, of Chemical Bank, under the Indenture.
       -------------------------

       * Exhibit No. 4.100.1 is incorporated by reference to such document bearing the same exhibit designation filed with the Company's Quarterly Report on Form 10-Q for the nine months ended
            September 30, 1991.